UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2017

Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.

(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By: /s/ CARLOS JOSE MOLINELLI MATEO

Name: Carlos Jose Molinelli Mateo

Title: Stock Market Representative

Date: February 14, 2018

CEMENTOS PACASMAYO S.A.A. ANNOUNCES ITS ANNUAL

SHAREHOLDERS’ MEETING AGENDA

Lima, Peru, February 13, 2018 – Cementos Pacasmayo S.A.A. (NYSE: CPAC; BVL: CPACASC1) (“Cementos Pacasmayo” or the “Company”) in accordance with CONASEV Resolution for Material Events, Reserved Information and Other Communications N° 107-2002-EF/94.10, announces the following:

The Company’s Board of Directors, in its session held on February 12, 2018, agreed unanimously to call an Annual Shareholders’ Meeting, to be held at Calle La Colonia No 150, Urb. El Vivero, Surco. The first call will take place at 10:00 am (Peruvian time) on March 27, 2018, while the second call will be at 10:00 am (Peruvian time) on April 2, to discuss the following agenda:

  Approval of the Financial Statements as of December 31, 2017, as well as the independente auditor’s report that will be presented at the Annual Shareholders Meeting for its approval. These can be found on the Company’s website at www.cementospacasmayo.com.pe/investors.
  The Annual Report, including the Corporate Governance and Sustainability Reports for 2017, that will be presented at the Annual Shareholders Meeting for its approval. These can be found on the Company’s website at www.cementospacasmayo.com.pe/investors.
  Propose to the Annual Shareholders Meeting the designation of Paredes, Burga & Asociados Soc. Civil de Responsabilidad Limitada (member firm of EY) as external auditors for the 2018-2022 period.

As it was informed, the Company’s Board, in its meeting on October 26, 2017, unanimously approved the proposal sent by the Audit Committee as a result of an extensive internal evaluation process in which the 4 largest and most internationally renowned audit firms were invited to participate. The evaluation considered, among other aspects, the economic proposals presented, the global and local support structure, the level of compliance, experience, policies and processes of quality control, as well as the capacity, availability and technical knowledge to provide the service. According to our Manual of Policies and Procedures for Contracting External Audit Services and Renewal of External Auditors and Contracting of Consulting and Advisory Services found on the Company's website (www.cementospacasmayo.com.pe ), the rotation of the main partner of the External Audit is mandatory at least every 5 years.

  Propose to the Annual Shareholders Meeting the ratification of the distribution of dividends in the amount of S/ 162,451,570.05 at a rate of S/ 0.35 per common or investment share, charged to the accumulated results of 2014, of which a total of S/ 10,623,825.30 correspond to investment shares acquired by the Company (shares in treasury), so that the amount of the dividend corresponding to third parties was S/ 152,045,935.30.
  Propose to the Annual Compulsory Shareholders' Meeting to apply the profits for the year 2017 to the "Accumulated Results" account and delegate to the Board the powers for the payment of dividends charged to the "Accumulated Results" account for the fiscal year 2017.

***

About Cementos Pacasmayo S.A.A.

Cementos Pacasmayo S.A.A. is a Peruvian cement company located in the Northern region of Peru. In February 2012, the Company’s shares were listed on The New York Stock Exchange - Euronext under the ticker symbol "CPAC". With more than 60 years of operating history, the Company produces, distributes and sells cement and cement-related materials, such as concrete blocks and ready-mix concrete. Cementos Pacasmayo’s products are primarily used in construction, which has been one of the fastest-growing segments of the Peruvian economy in recent years. The Company also produces and sells quicklime for use in mining operations.

For more information, please visit: http://www.cementospacasmayo.com.pe/investors/

Note on Forward-Looking Statements

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. Also, certain reclassifications have been made to make figures comparable for the periods. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.